UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

This Amendment No. 6 amends the Schedule 13G/A filed with the Securities and Exchange
Commission on March 14, 2007 and is being filed to correct errors in the calculation of the number of shares of Issuer common stock beneficially owned by the reporting persons.

INLAND REAL ESTATE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

457461 20 0

(CUSIP Number)

March 7, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457461 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel L. Goodwin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 109,243

	6.	Shared Voting Power 6,614,645

	7.	Sole Dispositive Power 109,243

	8.	Shared Dispositive Power 6,614,645

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,723,888

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.33%*

12.	Type of Reporting Person (See Instructions) IN

* Based on approximately 65,098,144 shares outstanding as of February 26, 2007.

CUSIP No. 457461 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Inland Group, Inc. (FEIN: 36-3189393)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,614,645

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,614,645

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,614,645

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.16%*

12.	Type of Reporting Person (See Instructions) CO

*Based on approximately 65,098,144 shares outstanding as of February 26, 2007.

CUSIP No. 457461 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland Real Estate Investment Corporation (FEIN: 36-3337999)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,478,282

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,478,282

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,478,282

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.95%

12.	Type of Reporting Person (See Instructions) CO

*Based on approximately 65,098,144 shares outstanding as of February 26, 2007.

CUSIP No. 457461 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland Investment Stock Holding Company (FEIN: 20-2055404)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,065,452

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,065,452

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,065,452

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.32%*

12.	Type of Reporting Person (See Instructions) CO

* Based on approximately 65,098,144 shares outstanding as of February 26, 2007.

Item 1(a)	Name of Issuer

Inland Real Estate Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices

2901 Butterfield Road
Oak Brook, Illinois 60523

Item 2(a).	Name of Person Filing

See Item 2(c) below.

Item 2(b)	Residence or Business Address

See Item 2(c) below.

Item 2(c)	Citizenship

Daniel L. Goodwin
2901 Butterfield Road
Oak Brook, Illinois 60523
U.S. citizen

The Inland Group, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523
Delaware corporation

Inland Real Estate Investment Corporation
2901 Butterfield Road
Oak Brook, Illinois 60523
Delaware corporation

Inland Investment Stock Holding Company
2901 Butterfield Road
Oak Brook, Illinois 60523
Nevada corporation

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number

457461 20 0

Item 3                                                              If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  ☐                                                                Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  ☐                                                               Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  ☐                                                                Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)  ☐                                                               Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  ☐                                                                An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)  ☐                                                                  An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)  ☐                                                               A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)  ☐                                                               A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)  ☐                                                                   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)  ☐                                                                   Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.                    Ownership

This Amendment No. 6 amends the Schedule 13G/A filed with the Securities and Exchange Commission on March 14, 2007 and is being filed to correct errors in the calculation of the number of shares of Issuer common stock beneficially owned by the reporting persons.

(a) Amount beneficially owned:

Daniel L. Goodwin	6,723,888 (w)
The Inland Group, Inc.	6,614,645 (x)
Inland Real Estate Investment Corporation	6,478,282 (y)
Inland Investment Stock Holding Company	6,065,452 (z)

(w)  Includes 109,243 shares of common stock owned by Mr. Goodwin and/or his spouse and 9,091 shares, 127,272 shares, 6,065,452 shares, 116,330 shares and 296,500 shares of common stock owned by The Inland Group, Inc., Inland Mortgage Investment Corporation (“IMIC”), Inland Investment Stock Holding Company, Partnership Ownership Corporation (“POC”) and Inland Investment Advisors, Inc. (“IIA”), respectively.  The latter four entities are direct or indirect wholly-owned subsidiaries of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.  IIA owns the shares of common stock as a result of acting as the investment adviser to various clients registered under Section 8 of the Investment Company Act of 1940.

(x)  Includes 9,091 shares of common stock owned by The Inland Group, Inc. and 127,272 shares, 6,065,452 shares, 116,330 shares and 296,500 shares of common stock owned by IMIC, Inland Investment Stock Holding Company, POC and IIA, respectively.  The latter four entities are direct or indirect wholly-owned subsidiaries of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.  IIA owns the shares of common stock as a result of acting as the investment adviser to various clients registered under Section 8 of the Investment Company Act of 1940.

(y)  Includes 6,065,452 shares, 116,330 shares and 296,500 shares of common stock owned by Inland Investment Stock Holding Company, POC and IIA, respectively.  These three entities are direct wholly-owned subsidiaries of Inland Real Estate Investment Corporation, which is a direct subsidiary of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.  IIA owns the shares of common stock as a result of acting as the investment adviser to various clients registered under Section 8 of the Investment Company Act of 1940.

(z)  Includes 6,065,452 shares of common stock owned by Inland Investment Stock Holding Company.  Inland Investment Stock Holding Company is a direct wholly-owned subsidiary of Inland Real Estate Investment Corporation, which is a direct subsidiary of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.

(b) Percent of class:

Daniel L. Goodwin	10.33%*
The Inland Group, Inc.	10.16%*
Inland Real Estate Investment Corporation	9.95%*
Inland Investment Stock Holding Company	9.32%*

*In each case, the percentage of class is based on approximately 65,098,144 shares outstanding as of February 26, 2007.

(c)                                  Number of shares as to which the person has:

(i)            Sole power to vote or to direct the vote:

Daniel L. Goodwin                                                                               109,243 (v)

(ii)           Shared power to vote or to direct the vote:

Daniel L. Goodwin	6,614,645 (w)
The Inland Group, Inc.	6,614,645 (x)
Inland Real Estate Investment Corporation	6,478,282 (y)
Inland Investment Stock Holding Company	6,065,452 (z)

(v)  Includes 109,243 shares of common stock owned by Mr. Goodwin and/or his spouse.

(w)  Includes 9,091 shares, 127,272 shares, 6,065,452 shares, 116,330 shares and 296,500 shares of common stock owned by The Inland Group, Inc., IMIC, Inland Investment Stock Holding Company, POC and IIA, respectively.  The latter four entities are direct or indirect wholly-owned subsidiaries of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.  IIA owns the shares of common stock as a result of acting as the investment adviser to various clients registered under Section 8 of the Investment Company Act of 1940.

(x)  Includes 9,091 shares of common stock owned by The Inland Group, Inc. and 127,272 shares, 6,065,452 shares, 116,330 shares and 296,500 shares of common stock owned by IMIC, Inland Investment Stock Holding Company, POC and IIA, respectively.  The latter four entities are direct or indirect wholly-owned subsidiaries of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.  IIA owns the shares of common stock as a result of acting as the investment adviser to various clients registered under Section 8 of the Investment Company Act of 1940.

(y)  Includes 6,065,452 shares, 116,330 shares and 296,500 shares of common stock owned by Inland Investment Stock Holding Company, POC and IIA, respectively.  These three entities are direct wholly-owned subsidiaries of Inland Real Estate Investment Corporation, which is a direct subsidiary of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.  IIA owns the shares of common stock as a result of acting as the investment adviser to various clients registered under Section 8 of the Investment Company Act of 1940.

(z)  Includes 6,065,452 shares of common stock owned by Inland Investment Stock Holding Company.  Inland Investment Stock Holding Company is a direct wholly-owned subsidiary of Inland Real Estate Investment Corporation, which is a direct subsidiary of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.

(iii)          Sole power to dispose or to direct the disposition of:

                Daniel L. Goodwin                                               109,243 (v)

(iv)          Shared power to dispose or to direct the disposition of:

Daniel L. Goodwin	6,614,645 (w)
The Inland Group, Inc.	6,614,645 (x)
Inland Real Estate Investment Corporation	6,478,282 (y)
Inland Investment Stock Holding Company	6,065,452 (z)

(v)  Includes 109,243 shares of common stock owned by Mr. Goodwin and/or his spouse.

(w)  Includes 9,091 shares, 127,272 shares, 6,065,452 shares, 116,330 shares and 296,500 shares of common stock owned by The Inland Group, Inc., IMIC, Inland Investment Stock Holding Company, POC and IIA, respectively.  The latter four entities are direct or indirect wholly-owned subsidiaries of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.  IIA owns the shares of common stock as a result of acting as the investment adviser to various clients registered under Section 8 of the Investment Company Act of 1940.

(x)  Includes 9,091 shares of common stock owned by The Inland Group, Inc. and 127,272 shares, 6,065,452 shares, 116,330 shares and 296,500 shares of common stock owned by IMIC, Inland Investment Stock Holding Company, POC and IIA, respectively.  The latter four entities are direct or indirect wholly-owned subsidiaries of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.  IIA owns the shares of common stock as a result of acting as the investment adviser to various clients registered under Section 8 of the Investment Company Act of 1940.

(y)  Includes 6,065,452 shares, 116,330 shares and 296,500 shares of common stock owned by Inland Investment Stock Holding Company, POC and IIA, respectively.  These three entities are direct wholly-owned subsidiaries of Inland Real Estate Investment Corporation, which is a direct subsidiary of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.  IIA owns the shares of common stock as a result of acting as the investment adviser to various clients registered under Section 8 of the Investment Company Act of 1940.

(z)  Includes 6,065,452 shares of common stock owned by Inland Investment Stock Holding Company.  Inland Investment Stock Holding Company is a direct wholly-owned subsidiary of Inland Real Estate Investment Corporation, which is a direct subsidiary of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.

Item 5.                    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five person of the class of securities, check the following. ☐

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person

The 296,500 shares of common stock owned by IIA were acquired pursuant to advisory arrangements between IIA and various clients.  Although IIA has trading and voting discretion with respect to each of these client accounts, the clients have the ultimate right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the underlying shares.

Item 7.                                                           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Exhibit 7.1.

Item 8.                    Identification and Classification of Members of the Group

See Exhibit 8.1

Item 9.                    Notice of Dissolution of Group

Not applicable.

Item 10.                 Certifications

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

Item 11.                 Exhibits

Exhibit 7.1              Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Exhibit 8.1              Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DANIEL L. GOODWIN

By:	/s/ Daniel L. Goodwin
Name:	Daniel L. Goodwin
Date:	March 16, 2007

THE INLAND GROUP, INC.

By:	/s/ Alan Kremin
Name:	Alan Kremin
Title:	Treasurer
Date:	March 16, 2007

INLAND REAL ESTATE INVESTMENT CORPORATION

By:	/s/ Roberta S. Matlin
Name:	Roberta S. Matlin
Title:	Vice President
Date:	March 16, 2007

INLAND INVESTMENT STOCK HOLDING COMPANY

By:	/s/ Roberta S. Matlin
Name:	Roberta S. Matlin
Title:	Vice President
Date:	March 16, 2007

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

8.1	Joint Filing Agreement